    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 18, 1995
                                                    REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                                 HBO & COMPANY
             (Exact name of registrant as specified in its charter)

             DELAWARE                               37-0986839
  (State or other jurisdiction of                (I.R.S. Employer
  incorporation or organization)                Identification No.)

               301 PERIMETER CENTER NORTH ATLANTA, GEORGIA 30346
                                 (770) 393-6000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               CHARLES W. MCCALL,
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 HBO & COMPANY
                              301 PERIMETER CENTER
                          NORTH ATLANTA, GEORGIA 30346
                                 (770) 393-6000
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------
                                   COPIES TO:

       LISA A. STATER, Esq.                    GREGORY A. FERNICOLA, Esq.
    Jones, Day, Reavis & Pogue            Skadden, Arps, Slate, Meagher & Flom
     3500 One Peachtree Center                      919 Third Avenue
    303 Peachtree Street, N.E.                  New York, New York 10022
      Atlanta, Georgia 30308                         (212) 735-5000
          (404) 521-3939

                         ------------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    AS SOON AS POSSIBLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                         ------------------------------
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                         ------------------------------
                        CALCULATION OF REGISTRATION FEE

                                                             PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
        TITLE OF EACH CLASS OF             AMOUNT TO BE       OFFERING PRICE        AGGREGATE          REGISTRATION
     SECURITIES TO BE REGISTERED          REGISTERED (1)       PER UNIT (2)     OFFERING PRICE (2)       FEE (3)
Common Stock, $.05 par value and
 Preferred Share Purchase Rights (4)     4,000,000 shares        $52.9375        $211,750,000.00        $73,018.00

(1) Includes 400,000 shares that may be purchased pursuant to the over-allotment option granted to the Underwriters.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended (the "Securities Act"), based upon the average of the reported high and low sales prices of the Common Stock of the registrant on The Nasdaq Stock Market National Market (the "Nasdaq NM") on August 14, 1995.
(3) The registration fee for the securities offered hereby, $73,018.00, is calculated pursuant to Rule 457(c) under the Securities Act as follows: one twenty-ninth of one percent of the product of $52.9375, the average of the reported high and low sales prices of the Common Stock on the Nasdaq NM on August 14, 1995, multiplied by 4,000,000, the number of shares to be registered.
(4) The Preferred Share Purchase Rights, which are attached to the Shares of Common Stock being registered, will be sold for no additional consideration; no additional registration fee is required.

                         ------------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 18, 1995

P R O S P E C T U S

[LOGO]                          3,600,000 SHARES
                                 HBO & COMPANY
                                  COMMON STOCK
                                    --------

    This Prospectus relates to the sale of 3,600,000 shares (the "Shares") of Common Stock, par value $.05 per share (the "Common Stock"), of HBO & Company, a Delaware corporation ("HBOC" or the "Company"), by First Data Corporation, a Delaware corporation ("FDC" or the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby. The Company's Common Stock is traded on The Nasdaq Stock Market National Market (the "Nasdaq NM") under the symbol "HBOC." The last reported sale price of the Company's Common Stock on the Nasdaq NM on August 17, 1995 was $56.9375 per share.
                                 --------------

    SEE "RISK FACTORS" AT PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                                 -------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION  NOR HAS THE
       SECURITIES AND EXCHANGE  COMMISSION OR  ANY STATE  SECURITIES
            COMMISSION  PASSED UPON THE  ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO  THE
                           CONTRARY IS A CRIMINAL OFFENSE.

                                                                       UNDERWRITING            PROCEEDS TO
                                                  PRICE TO             DISCOUNTS AND             SELLING
                                                   PUBLIC             COMMISSIONS(1)         STOCKHOLDER(2)
Per Share                                             $                      $                      $
Total(3)                                              $                      $                      $

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the offering payable by the Company, estimated at $450,000.
(3) The Selling Stockholder has granted the Underwriters a 30-day option to purchase up to 400,000 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Stockholder will be $ , $ and
     $      , respectively. See "Underwriting."

                                 --------------

    The Shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the Shares of Common Stock offered hereby will be available for delivery on or about
           , 1995 at the offices of Smith Barney Inc., 388 Greenwich Street, New York, New York 10013.

                                 --------------

SMITH BARNEY INC.
         ALEX. BROWN & SONS
              INCORPORATED
                           DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
                                                         SCHRODER WERTHEIM & CO.

           , 1995

                             AVAILABLE INFORMATION

    HBOC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public
Reference Section of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") of which this Prospectus forms a part, with respect to the Shares being offered hereby pursuant to the Securities Act of 1933, as amended (the "Securities Act"). As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information can be inspected at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of the Registration Statement can be obtained from the Commission at prescribed rates by writing to the Commission at such address.

    Certain financial information relating to CliniCom Incorporated, a Delaware corporation ("CliniCom"), which has been obtained from certain periodic reports filed by CliniCom with the Commission pursuant to the applicable requirements of the Exchange Act, is included herein to comply with certain accounting rules and financial information requirements promulgated by the Commission. Although HBOC has entered into a definitive agreement with CliniCom pursuant to which CliniCom will be merged with a subsidiary of HBOC and HBOC, upon such merger, will be deemed to be the successor to CliniCom. HBOC does not presently control such company. Accordingly, HBOC does not have the ability to verify the accuracy, completeness or correctness of such financial information relating to CliniCom and HBOC can offer no assurances concerning such information other than that it has been accurately reproduced from the relevant reports filed with the Commission under the Exchange Act by CliniCom.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The information in the following documents filed by the Company with the Commission (File No. 0-9900) pursuant to the Exchange Act is incorporated by reference in this Prospectus:

1. Annual Report on Form 10-K for the fiscal year ended December 31, 1994 filed with the Commission on March 17, 1995, as amended by Form 10-K(A) filed with the Commission on March 31, 1995;

2. Quarterly Reports on Form 10-Q for the quarter ended March 31, 1995 filed with the Commission on May 9, 1995, and for the quarter ended June 30, 1995 filed with the Commission on July 31, 1995, as amended by Form 10-Q(A) dated August 11, 1995 and filed with the Commission on August 14, 1995;

3. Current Reports on Form 8-K, dated February 24, 1995 and filed with the Commission on February 24, 1995, dated May 17, 1995 and filed with the Commission on May 17, 1995, dated June 23, 1995 and filed with the Commission on June 26, 1995, as amended by Form 8-K(A), dated July 31, 1995 and filed with the Commission on July 31, 1995 and as further amended by Form 8-K(A)2, dated August 8, 1995 and filed with the Commission on August 8, 1995, dated July 10, 1995, filed with the Commission on July 11, 1995, dated July 18, 1995 and filed with the Commission on July 18, 1995 and dated August 16, 1995 and filed with the Commission on August 16, 1995;

4. Proxy Statement, dated as of April 3, 1995, filed in final form on April 5, 1995, with the Commission with respect to the information required to be included herein by Items 402 (executive compensation), 403 (security ownership of certain beneficial owners) and 404 (certain relationships and related transactions) of Regulation S-K promulgated under the Securities Act and the Exchange Act; and

5. The description of Common Stock and Preferred Share Purchase Rights contained in HBOC's Registration Statements on Form 8-A, filed with the Commission on August 19, 1981, as amended and February 19, 1991, as amended, respectively.

    All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Shares hereunder shall be deemed to be incorporated herein by reference and shall be a part hereof from the date of the filing of such documents. Any statements contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of the documents incorporated by reference herein, other than exhibits to such documents not specifically incorporated by reference. Such requests should be directed to: HBO & Company, 301 Perimeter Center North, Atlanta, Georgia 30346, Attention: Monika Brown (telephone number
(770) 668-5926).

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NM OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NM IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE. EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE OVER-ALLOTMENT OPTION GRANTED TO THE UNDERWRITERS.

                                  THE COMPANY

    HBOC is a leading healthcare information systems company that develops integrated patient care, clinical, financial and strategic management software solutions for healthcare providers, payers and integrated healthcare delivery systems. HBOC designs open systems solutions which facilitate the integration of clinical, financial and administrative data from a wide range of customer systems and software. The Company's broad product portfolio can be implemented on a stand-alone, combined or enterprisewide basis. HBOC's newer products offer open systems solutions that enable customers to add incremental capabilities to existing information systems, without making prior capital investments obsolete. HBOC also provides networking technologies and outsourcing services under contract management agreements whereby its staff manages and operates data centers, information systems, organizations and business offices of healthcare institutions of various sizes and structures.

    The Company markets its products and services to hospitals, integrated healthcare delivery systems, physicians' offices, managed care providers, home health providers, pharmacies and reference laboratories, and currently has one or more applications installed in approximately 2,600 of the 5,900 hospitals in the United States. The Company also sells its products and services internationally through its subsidiaries in the United Kingdom and Canada and distribution agreements in Saudi Arabia, Australia, Puerto Rico and New Zealand.

    The Company's strategy is to provide a comprehensive range of computer-based information systems and services designed to meet the evolving needs of healthcare enterprises. The key elements of this strategy are to: (i) leverage its existing customer base to sell additional applications and new products;
(ii) provide enterprisewide solutions to the evolving integrated healthcare delivery systems market; (iii) provide open systems solutions designed to integrate with other data and software; (iv) establish premier product brand-name recognition in new markets; and (v) continue its significant research and development efforts to ensure its product offerings will continue to meet the evolving needs of its existing and potential customer base.

    HBO & Company was incorporated in Delaware in 1974. The Company's executive offices are located at 301 Perimeter Center North, Atlanta, Georgia 30346. The Company's telephone number is (770) 393-6000.

                              RECENT ACQUISITIONS

    The Company has grown its business through the development of new products, the expansion of its service capabilities and the addition of new customers. In addition, a substantial portion of its recent growth has come from acquisitions which expanded the HBOC product lines and enhanced its installed customer base.

    In February 1995 the Company acquired Advanced Laboratory Systems, Inc. ("ALS"), a Eugene, Oregon based developer of laboratory software for the healthcare and commercial marketplace for $7 million, net of cash acquired. In June 1995 HBOC acquired the Health Systems Group ("HSG") from First Data Corporation, the Selling Stockholder in this Offering, for approximately $201 million, consisting of 4 million shares of HBOC Common Stock and $600,000 in cash. Now known as HBOC's Charlotte Product Group, this business unit has an installed base of more than 500 customers and provides information systems and services to hospitals, medical group practices and medical facilities throughout the United States, the United Kingdom, Australia and Puerto Rico. In July 1995 the

Company acquired Pegasus Medical LTD, the developer of a computer-based patient record designed to support clinical processes in physicians' offices and across the continuum of care, for $8 million in cash and an additional cash payment of up to $7 million, contingent upon product development.

    Also in July 1995 HBOC entered into a definitive agreement to acquire CliniCom Incorporated ("CliniCom") pursuant to which each of the approximately 8,660,000 outstanding shares of CliniCom common stock would be exchanged for .4 of a share of HBOC Common Stock (the "CliniCom Acquisition"). CliniCom is a developer of point-of-care clinical information systems. For the six months ended June 30, 1995, CliniCom reported that 54% of CliniCom's $21.8 million in net sales were attributable to a cooperative marketing arrangement with HBOC. The acquisition is subject to certain conditions, including CliniCom stockholder approval.

                                  THE OFFERING

Common Stock Offered by Selling Stockholder...........  3,600,000 Shares(1)
Total Outstanding Common Stock........................  36,197,554 shares(2)
Use of Proceeds.......................................  The Company will not receive any proceeds from the sale of the Shares
                                                        offered hereby.
Nasdaq National Market Symbol.........................  HBOC

------------------------
(1) Excludes up to 400,000 shares of Common Stock that may be sold by the Selling Stockholder upon exercise of the over-allotment option granted to the Underwriters. See "Underwriting."

(2) Excludes approximately 3,500,000 shares of Common Stock issuable upon consummation of the CliniCom Acquisition. See "Pro Forma Financial Information." Also excludes up to 2,381,413 shares of Common Stock reserved for issuance upon exercise of director and employee stock options of HBOC at a weighted average exercise price of $16.856 per share and up to 516,563 shares of Common Stock issuable upon exercise of director and employee stock options of CliniCom.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
             (IN THOUSANDS, EXCEPT FOR PER SHARE AND CUSTOMER DATA)

                                                                                                                         PRO FORMA
                                                                         PRO FORMA FOR                                    FOR SIX
                                                                           YEAR ENDED           SIX MONTHS ENDED        MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,      DECEMBER 31,              JUNE 30,              JUNE 30,
                                          ----------------------------  ----------------   --------------------------   ------------
                                            1992      1993      1994        1994 (1)         1994          1995           1995 (1)
                                          --------  --------  --------  ----------------   --------  ----------------   ------------
INCOME STATEMENT DATA:
Revenue.................................  $214,954  $250,791  $327,201      $510,522       $145,850  $        190,245     $277,397
Operating Expense:
  Cost of Operations....................   118,106   132,801   172,894       285,277         78,870            91,279      145,510
  Marketing.............................    26,144    34,631    42,769        57,091         19,649            26,411       32,178
  Research and Development..............    20,096    23,428    28,928        39,228         13,085            16,453       18,471
  General and Administrative............    29,035    27,765    34,590        52,675         14,712            20,490       30,930
  Nonrecurring Charge...................        --        --        --            --             --           125,520(2)         --
                                          --------  --------  --------  ----------------   --------  ----------------   ------------
Operating Expense Before Nonrecurring
 Charge.................................   193,381   218,625   279,181       434,271        126,316           154,633      227,089
                                          --------  --------  --------  ----------------   --------  ----------------   ------------
Operating Expense After Nonrecurring
 Charge.................................   193,381   218,625   279,181       434,271        126,316           280,153      227,089
                                          --------  --------  --------  ----------------   --------  ----------------   ------------
Operating Income Before Nonrecurring
 Charge.................................    21,573    32,166    48,020        76,251         19,534            35,612       50,308
                                          --------  --------  --------  ----------------   --------  ----------------   ------------
Operating Income (Loss) After
 Nonrecurring Charge....................    21,573    32,166    48,020        76,251         19,534           (89,908)      50,308
                                          --------  --------  --------  ----------------   --------  ----------------   ------------
Net Income (Loss).......................  $ 13,758  $ 18,819  $ 28,159      $ 41,573       $ 11,763  $        (54,561)    $ 27,784
                                          --------  --------  --------  ----------------   --------  ----------------   ------------
                                          --------  --------  --------  ----------------   --------  ----------------   ------------
Fully Diluted Earnings (Loss) Per
 Share..................................  $    .43  $    .58  $    .85      $   1.02       $    .36  $     (1.69)/.61(3)   $    .67
Fully Diluted Weighted Average Shares
 Outstanding............................    32,296    32,718    33,106        40,667         32,834            32,333       41,259

OPERATING DATA:
Recurring Revenue.......................  $ 83,809  $ 88,035  $119,678                     $ 50,818  $         77,687
One-Time Sales Revenue..................  $131,145  $162,756  $207,523                     $ 95,032  $        112,558
Approximate Number of Customers.........     1,300     1,400     2,100                        1,600             2,600

                                                                                               JUNE 30, 1995
                                                                                          ------------------------
                                                                                           ACTUAL    PRO FORMA (1)
                                                                                          ---------  -------------
BALANCE SHEET DATA:
Working Capital (Deficiency)............................................................  $ (12,370)   $  11,364
Total Assets............................................................................  $ 441,455    $ 467,668
Long-Term Debt..........................................................................  $     879    $     879
Stockholders' Equity....................................................................  $ 241,769    $ 271,375

------------------------------
(1) Gives effect to the acquisition of HSG and the proposed acquisition of CliniCom as if each had occurred on January 1 of each period presented. For a detailed description, see "Pro Forma Financial Information."

(2) Primarily relates to research and development purchased from FDC which had not reached the stage of technological feasibility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) $.61 excludes the nonrecurring charge and includes the effect of dilutive stock options.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

ACQUISITIONS AND INTEGRATION

    An important element of the Company's business strategy has been to expand through acquisitions. The Company's future success is partially dependent upon its ability to effectively integrate acquired businesses with the Company's operations. Although the Company believes that its recent acquisitions will be successful and that it will be able to effect such integration, there can be no assurance that past or future acquisitions will be successfully integrated or that any such acquisition will otherwise be successful. In addition, the financial performance of the Company is now and will continue to be subject to various risks associated with the acquisition of businesses, including the financial effects associated with the integration of such businesses. During the fiscal quarter ended June 30, 1995, the Company recorded a $126 million pre-tax charge in connection with its acquisition of HSG from the Selling Stockholder. The Company has entered into a definitive agreement to acquire CliniCom which the Company presently expects to close early in the fourth quarter of 1995, although there can be no assurance that such transaction will be consummated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and "Business -- Strategy."

HEALTHCARE INDUSTRY AND MARKET CHANGES

    The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and other operational aspects of the healthcare industry. During the past several years, the healthcare industry has been subject to an increase in governmental regulation of, among other things, reimbursement rates and certain capital expenditures. A number of lawmakers have announced that they intend to propose programs to reform the U.S. healthcare system. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates and otherwise change the operating environment for the Company's customers. Cost containment measures instituted by healthcare providers could result in greater selectivity in the allocation of capital funds, which could have an adverse effect on the Company's ability to sell its products and services. The Company cannot predict with any certainty what effect, if any, such proposals or healthcare reforms might have on its business, financial condition or results of operations.

    In addition, the healthcare industry is currently undergoing significant consolidation of healthcare providers resulting in a smaller number of larger healthcare delivery enterprises. The changing industry profile produced by this consolidation could have an adverse impact on the Company's margins and profitability due to increased competition.

    Certain clinical applications of the Company's computer-assisted services may be subject to regulation by the federal Food and Drug Administration (the "FDA") as medical devices. Such regulation would require the registration of the applicable manufacturing facility and software/ hardware products, application of detailed recordkeeping and manufacturing standards, and pre-market notification to the FDA of the Company's intent to market the applications in question. The pre-market notification procedure could create delays in marketing, and the FDA could require supplemental filings or object to certain of these applications.

COMPETITION

    The industry in which the Company operates is highly competitive and subject to continual change in the manner in which products and services are marketed and vendors are selected by customers. The primary competitive factors are scope and quality of products and service and support capabilities. Certain current and potential competitors have greater resources than the Company.

TECHNOLOGICAL CHANGE; PROPRIETARY TECHNOLOGY

    Future advances in the healthcare information systems industry could lead to new technologies, products or services that are competitive with the products and services offered by the Company. The Company's continued success will depend, in part, on its ability to be responsive to technological developments and challenges. Such technological advances could also lower the cost of such products and services or otherwise result in competitive pricing pressures, which could have an adverse effect on the Company. To remain competitive in the evolving healthcare information systems marketplace, the Company must develop new products on a timely basis. The failure to develop competitive products or to introduce new products on a timely basis could have an adverse effect on the Company's future financial performance.

    The Company relies on a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual provisions and technical measures to protect its proprietary rights in its products. There can be no assurance that these protections will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. Although the Company believes that its products and other proprietary rights do not infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company in the future.

PRODUCT LIABILITY

    Certain of the Company's products provide applications that relate to patient medical histories and treatment plans. Although the Company has not experienced any material claims to date, any failure of the Company's products to provide accurate and timely information could result in claims against the Company. The Company maintains insurance to protect against claims associated with the use of its products, but there can be no assurance that its insurance coverage would adequately cover any claim asserted against the Company.

POSSIBLE VOLATILITY OF STOCK PRICE

    The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the high technology sector, which have often been unrelated to the operating performance of particular companies. Such fluctuations and factors such as announcements of technological innovations or new products by the Company or its competitors or third parties, as well as market conditions in the computer software or hardware industries and healthcare reform measures, may have a significant effect on the market price of the Company's Common Stock. Also, since the Company recognizes revenues for certain products upon the completion of certain milestone conditions, delays in meeting such conditions could result in the shift of revenue recognition from one quarter to another. Any such shift could adversely impact the results of operations for a particular quarter, which in turn could cause fluctuations in the Company's stock price.

SHARES ELIGIBLE FOR FUTURE SALE

    See "Shares Eligible for Future Sale" for a discussion of the potential effect on the market price of the Company's Common Stock of sales of the Company's outstanding shares and, particularly, the shares issuable upon the closing of the recently announced CliniCom Acquisition. Sales, or the availability for sale, of a substantial number of shares of Common Stock could have a significant adverse effect on the market price for the Common Stock.

                        PRO FORMA FINANCIAL INFORMATION

    The following unaudited Pro Forma Combined Income Statements for the six months ended June 30, 1995, and the year ended December 31, 1994, have been prepared to reflect adjustments to the Company's historical results of operations to give effect to the acquisition of HSG and the proposed acquisition of CliniCom as if each had been acquired on January 1 of each period presented. The attached Pro Forma Combined Balance Sheets as of June 30, 1995, give effect to the proposed acquisition of CliniCom as if it had occurred on that date.

    These pro forma statements have been prepared by the Company based on the audited financial statements of HSG and CliniCom for the year ended December 31, 1994, and the unaudited financial statements of HSG for the period from January 1 through June 17, 1995, and of CliniCom for the six months ended June 30, 1995, which statements are incorporated by reference herein.

    These pro forma statements are not necessarily indicative of the results of operations which would have been attained had each of the acquisitions been consummated on the dates indicated or which may be attained in the future. These pro forma statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes thereto of HBOC, HSG and CliniCom, incorporated herein by reference.

                         HBO & COMPANY AND SUBSIDIARIES
                      PRO FORMA COMBINED INCOME STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1995
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                      PRO FORMA        PRO FORMA                 PRO FORMA         PRO FORMA
                                  HBOC       HSG     ADJUSTMENTS        COMBINED    CLINICOM    ADJUSTMENTS         COMBINED
                                ---------  --------  ------------      ----------   ---------   ------------       ----------
Revenue.......................  $ 190,245  $ 53,429  $  17,048(2)      $ 258,440    $ 21,770    $  (2,813)(8)      $ 277,397
                                                        (2,282)(3)
Operating Expense:
  Cost of Operations..........     91,279        --     44,263(2)        137,194      11,429       (4,231)(8)        145,510
                                                          (296)(3)                                  1,418(8)
                                                           130(3)                                    (300)(9)
                                                         3,334(3)
                                                          (456)(3)
                                                        (1,060)(3)
  Marketing...................     26,411        --      6,048(2)         29,810       2,758         (390)(9)         32,178
                                                        (2,649)(3)
  Research and Development....     16,453        --      4,509(2)         16,724       2,347         (600)(9)         18,471
                                                        (4,238)(3)
  General and
   Administrative.............     20,490        --     12,597(2)         29,309       2,381         (760)(9)         30,930
                                                        (1,896)(3)
                                                           767(3)
                                                        (2,649)(3)
  Nonrecurring Charge.........    125,520        --   (125,520)(5)             0          --           --                  0
  HSG Operating Expense.......         --    50,369    (50,369)(2)             0          --           --                  0
                                ---------  --------  ------------      ----------   ---------   ------------       ----------
    Total Operating Expense...    280,153    50,369   (117,485)          213,037      18,915       (4,863)           227,089
                                ---------  --------  ------------      ----------   ---------   ------------       ----------
Operating Income (Loss).......    (89,908)    3,060    132,251            45,403       2,855        2,050             50,308
Other Income (Expense), Net...     (1,026)   (3,233)        --            (4,259)        258           --             (4,001)
                                ---------  --------  ------------      ----------   ---------   ------------       ----------
Income (Credit) Before
 Provision for Income Taxes...    (90,934)     (173)   132,251            41,144       3,113        2,050             46,307
Provision (Credit) for Income
 Taxes........................    (36,373)    1,433     51,398(6)         16,458         158        1,907(10)         18,523
                                ---------  --------  ------------      ----------   ---------   ------------       ----------
Net Income (Loss).............  $ (54,561) $ (1,606) $  80,853         $  24,686    $  2,955    $     143          $  27,784
                                ---------  --------  ------------      ----------   ---------   ------------       ----------
                                ---------  --------  ------------      ----------   ---------   ------------       ----------
Earnings (Loss) Per Share:
  Primary.....................  $   (1.69)       --         --         $     .66    $    .33           --          $     .68
  Fully Diluted...............  $   (1.69)       --         --         $     .66    $    .33           --          $     .67
Weighted Average Shares
 Outstanding:
  Primary.....................     32,333        --      5,149(7)         37,482       9,007       (5,404)(11)        41,085
  Fully Diluted...............     32,333        --      5,323(7)         37,656       9,007       (5,404)(11)        41,259

            See "Notes to Pro Forma Combined Financial Statements."

                         HBO & COMPANY AND SUBSIDIARIES
                      PRO FORMA COMBINED INCOME STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                                 PRO FORMA       PRO FORMA                  PRO FORMA
                                            HBOC      HSG       ADJUSTMENTS      COMBINED    CLINICOM      ADJUSTMENTS
                                          --------  --------  ----------------   ---------   --------   -----------------
Revenue.................................  $327,201  $121,241  $    36,732(2)     $480,546    $35,416    $     (5,440)(8)
                                                                   (4,628)(3)
Operating Expense:
  Cost of Operations....................   172,894        --       93,480(2)      273,131     18,186          (5,005)(8)
                                                                     (746)(3)                                   (435)(8)
                                                                      260(3)                                    (600)(9)
                                                                    6,668(3)
                                                                     (925)(3)
                                                                    1,500(4)
  Marketing.............................    42,769        --       14,625(2)       52,825      5,046            (780)(9)
                                                                   (4,569)(3)
  Research and Development..............    28,928        --        9,153(2)       37,125      3,303          (1,200)(9)
                                                                     (956)(3)
  General and Administrative............    34,590        --       20,393(2)       50,476      3,719          (1,520)(9)
                                                                   (3,879)(3)
                                                                    1,534(3)
                                                                   (2,162)(3)
  HSG Operating Expense.................        --   100,919     (100,919)(2)           0         --              --
                                          --------  --------  ----------------   ---------   --------        -------
    Total Operating Expense.............   279,181   100,919       33,457         413,557     30,254          (9,540)
                                          --------  --------  ----------------   ---------   --------        -------
Operating Income (Loss).................    48,020    20,322       (1,353)         66,989      5,162           4,100
Other Income (Expense), Net.............    (1,031)   (6,703)          --          (7,734)       771              --
                                          --------  --------  ----------------   ---------   --------        -------
Income (Credit) Before Provision for
 Income Taxes...........................    46,989    13,619       (1,353)         59,255      5,933           4,100
Provision (Credit) for Income Taxes.....    18,830     7,877       (3,005)(6)      23,702        445           3,568(10)
                                          --------  --------  ----------------   ---------   --------        -------
Net Income..............................  $ 28,159  $  5,742  $     1,652        $ 35,553    $ 5,488    $        532
                                          --------  --------  ----------------   ---------   --------        -------
                                          --------  --------  ----------------   ---------   --------        -------
Earnings Per Share:
  Primary...............................  $    .85        --           --        $    .96    $   .62              --
  Fully Diluted.........................  $    .85        --           --        $    .96    $   .62              --
Weighted Average Shares Outstanding:
  Primary...............................    32,973        --        4,000(7)       36,973      8,901          (5,341)(11)
  Fully Diluted.........................    33,106        --        4,000(7)       37,106      8,902          (5,341)(11)

                                          PRO FORMA
                                          COMBINED
                                          ---------
Revenue.................................  $510,522

Operating Expense:
  Cost of Operations....................   285,277

  Marketing.............................    57,091

  Research and Development..............    39,228

  General and Administrative............    52,675

  HSG Operating Expense.................         0
                                          ---------
    Total Operating Expense.............   434,271
                                          ---------
Operating Income (Loss).................    76,251
Other Income (Expense), Net.............    (6,963)
                                          ---------
Income (Credit) Before Provision for
 Income Taxes...........................    69,288
Provision (Credit) for Income Taxes.....    27,715
                                          ---------
Net Income..............................  $ 41,573
                                          ---------
                                          ---------
Earnings Per Share:
  Primary...............................  $   1.03
  Fully Diluted.........................  $   1.02
Weighted Average Shares Outstanding:
  Primary...............................    40,533
  Fully Diluted.........................    40,667

            See "Notes to Pro Forma Combined Financial Statements."

                         HBO & COMPANY AND SUBSIDIARIES
                       PRO FORMA COMBINED BALANCE SHEETS
                                 JUNE 30, 1995
                                 (IN THOUSANDS)

                                                                                                        PRO FORMA     PRO FORMA
                                                                                    HBOC    CLINICOM   ADJUSTMENTS    COMBINED
                                                                                  --------  --------   ------------   ---------

                                                            ASSETS

Current Assets:
  Cash and Cash Equivalents.....................................................  $  8,232  $ 7,526    $      --      $ 15,758
  Receivables, Net..............................................................   131,709   23,884      (13,486)(8)   142,107
  Current Deferred Income Taxes.................................................     9,130       --           --         9,130
  Inventories...................................................................     1,868    3,401           --         5,269
  Prepaids and Other Current Assets.............................................    12,061      895       (1,879)(8)    11,077
                                                                                  --------  --------   ------------   ---------
    Total Current Assets........................................................   163,000   35,706      (15,365)      183,341
                                                                                  --------  --------   ------------   ---------
Intangibles, Net................................................................   181,293       --           --       181,293
Deferred Income Taxes...........................................................    33,096       --           --        33,096
Property and Equipment, Net.....................................................    31,983    2,646           --        34,629
Capitalized Software, Net.......................................................    25,626    3,491         (400)(8)    28,717
Other Noncurrent Assets, Net....................................................     6,457      135           --         6,592
                                                                                  --------  --------   ------------   ---------
      Total Assets..............................................................  $441,455  $41,978    $ (15,765)     $467,668
                                                                                  --------  --------   ------------   ---------
                                                                                  --------  --------   ------------   ---------

                                             LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities.............................................................  $175,370  $ 8,816    $ (12,209)(8)  $171,977
Long-Term Debt..................................................................       879       --           --           879
Other Long-Term Liabilities.....................................................    23,437       --           --        23,437
Stockholders' Equity............................................................   241,769   33,162       (3,556)(8)   271,375
                                                                                  --------  --------   ------------   ---------
      Total Liabilities and Stockholders' Equity................................  $441,455  $41,978    $ (15,765)     $467,668
                                                                                  --------  --------   ------------   ---------
                                                                                  --------  --------   ------------   ---------

            See "Notes to Pro Forma Combined Financial Statements."

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

GENERAL

    1. The attached Pro Forma Combined Income Statements for the six months ended June 30, 1995, and the year ended December 31, 1994, give effect to the acquisition of HSG which was completed on June 17, 1995, and the proposed CliniCom Acquisition. The foregoing Pro Forma Combined Balance Sheets as of June 30, 1995, give effect to the proposed CliniCom Acquisition as if it had occurred on that date. No pro forma adjustments are necessary for the HSG acquisition on the June 30, 1995, Pro Forma Combined Balance Sheets since that transaction was completed on June 17, 1995.

    HBOC accounted for the acquisition of HSG as a purchase. The proposed CliniCom Acquisition, which is subject to certain conditions including CliniCom stockholder approval, is expected to close early in the fourth quarter of 1995. The transaction will be accounted for as a pooling of interests.

    Adjustments to the Pro Forma Combined Income Statements include such adjustments as are necessary to allocate the HSG purchase price based on the estimated fair market value of the assets acquired and the liabilities assumed and to give effect to events that are directly attributable to the HSG and CliniCom transactions, which are expected to have a continuing impact on HBOC and are factually supportable. The adjustments related to the Pro Forma Combined Income Statements assume the transactions were consummated on January 1 of each period presented.

    Adjustments to the Pro Forma Combined Balance Sheets include such adjustments as are necessary to give effect to events that are directly attributable to the transaction and factually supportable. The adjustments related to the Pro Forma Combined Balance Sheets assume the transaction was consummated on June 30, 1995.

HSG ACQUISITION

    2. HSG revenue and expense classifications were historically broken out using different policies than those applied by HBOC. The adjustments necessary to reclassify HSG revenue and expenses in accordance with HBOC policies are:

                                                    6/30/95      12/31/94
                                                    --------     ---------
Revenue...........................................  $ 17,048     $  36,732
Cost of Operations................................  $ 44,263     $  93,480
Marketing.........................................  $  6,048     $  14,625
Research and Development..........................  $  4,509     $   9,153
General and Administrative........................  $ 12,597     $  20,393
HSG Operating Expense.............................  $(50,369)    $(100,919)

    Historically, HSG netted certain costs against revenue for presentation, while HBOC has historically reported revenue as a gross number.

                                 (IN THOUSANDS)

    3. The following adjustments are necessary to adjust the June 30, 1995, and December 31, 1994, income statement impact of the asset and liability fair market value adjustments, assuming the purchase of HSG had been consummated on January 1 of each period presented:

                                                    6/30/95     12/31/94
                                                    -------     --------
HSG Capitalized Software..........................  $  (296)    $   (746)
HSG Goodwill......................................  $(1,896)    $ (3,879)
HBOC Capitalized Software.........................  $   130     $    260
HBOC Customer Lists --
  to amortize over 15 years.......................  $ 3,334     $  6,668
HBOC Goodwill --
  to amortize over seven years....................  $   767     $  1,534
Deferred Revenue:
  Revenue.........................................  $(2,282)    $ (4,628)
  Cost of Operations..............................  $  (456)    $   (925)
Terminated Employees:
  Cost of Operations..............................  $(1,060)    $     --
  Marketing.......................................  $(2,649)    $ (4,569)
  Research and Development........................  $(4,238)    $   (956)
  General and Administrative......................  $(2,649)    $ (2,162)

    HBOC recorded the HSG deferred revenue acquired at its cost (the cost to service remaining commitment). The net profit which had been deferred has been eliminated.

    The reduction of expense related to terminated employees results from the termination of certain HSG employees in order to eliminate certain redundant positions and increase the efficiency of the combined operations.

    4. HSG was charged an allocated amount for the use of FDC's Data Center. In 1994, the amount charged was less than that deemed reasonable by management by $1,500. The adjusted charge reflects that which will be charged to HBOC in the future. The 1995 charge has been deemed reasonable by management.

    5. In the second quarter of 1995, HBOC recorded a $125,520 charge primarily related to purchased research and development of HSG. This nonrecurring charge has been eliminated from the June 30, 1995, Pro Forma Combined Income Statements.

    6. The provision for income tax was derived by using the HBOC effective tax rate of 40%.

    7. The weighted average shares outstanding have been adjusted for the HSG acquisition to give effect to the additional 4 million shares of Common Stock of HBOC outstanding, assuming the transaction had been consummated on January 1 of each period presented and to give effect to the dilutive effect of stock options outstanding at June 30, 1995, assuming that HBOC had net income.

CLINICOM ACQUISITION

    8. Beginning in 1988, HBOC and CliniCom were parties to various informal cooperative marketing arrangements. Accordingly, certain intercompany transactions and balances are included in the historical financial statements of HBOC and CliniCom. The adjustments necessary to eliminate intercompany transactions assuming the pooling of interests had been consummated on January 1 of each period presented are:

                                                    6/30/95     12/31/94
                                                    -------     --------
Revenue...........................................  $(2,813)    $ (5,440)
Cost of Operations................................  $(4,231)    $ (5,005)

                                 (IN THOUSANDS)

    The following adjustments are necessary to correctly match revenue and expenses according to HBOC policies, assuming the pooling of interests had been consummated on January 1 of each period presented:

                                                    6/30/95      12/31/94
                                                    -------      --------
Cost of Operations................................  $ 1,418       $(435)

    The adjustments necessary to eliminate intercompany balances, assuming the pooling of interests had been consummated on June 30, 1995, are:

                                                     6/30/95
                                                    ---------
Receivables.......................................  $ (13,486)
Prepaids and Other Current Assets.................  $  (1,879)
Capitalized Software..............................  $    (400)
Current Liabilities...............................  $ (12,209)
Retained Earnings.................................  $  (3,556)

    9. The following adjustments are necessary to adjust the June 30, 1995, and December 31, 1994, income statements to give effect to employee terminations. The reduction of expense related to terminated employees results from the termination of certain CliniCom employees in order to eliminate certain redundant positions and increase the efficiency of the combined operations. The adjustments, assuming the pooling of interests had been consummated on January 1 of each period presented, are:

                                                    6/30/95      12/31/94
                                                    -------      --------
Cost of Operations................................   $ (300)     $   (600)
Marketing.........................................   $ (390)     $   (780)
Research and Development..........................   $ (600)     $ (1,200)
General and Administrative........................   $ (760)     $ (1,520)

    10. The provision for income tax was derived by using the HBOC effective tax rate of 40%.

    11. The definitive agreement to acquire CliniCom provides for the exchange of .4 of a share of Common Stock of HBOC for each share of currently outstanding CliniCom common stock.

                                 HBO & COMPANY
                   SELECTED HISTORICAL FINANCIAL INFORMATION
                          (FROM CONTINUING OPERATIONS)
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

    The following selected historical financial information for each of the five years in the period ended December 31, 1994, set forth below have been derived from the consolidated financial statements of the Company. The report of Arthur Andersen LLP, independent public accountants, with respect to such consolidated financial statements as of December 31, 1993, and 1994 and for the three years in the period ended December 31, 1994, has been incorporated herein by reference. The historical financial information for the six months ended June 30, 1994, and 1995 is derived from the unaudited financial statements of the Company, which in the opinion of management include all adjustments necessary for a fair presentation of the financial condition and results of operations of the Company for such periods.

                                                                                                              SIX MONTHS ENDED
                                                                       YEAR ENDED DECEMBER 31,                    JUNE 30,
                                                           ------------------------------------------------  ------------------
                                                             1990      1991      1992      1993      1994      1994      1995
                                                           --------  --------  --------  --------  --------  --------  --------
INCOME STATEMENT DATA:
Revenue..................................................  $179,704  $177,775  $214,954  $250,791  $327,201  $145,850  $190,245
Operating Expense:
  Cost of Operations.....................................    99,036    99,314   118,106   132,801   172,894    78,870    91,279
  Marketing..............................................    20,530    22,741    26,144    34,631    42,769    19,649    26,411
  Research and Development...............................    19,166    19,571    20,096    23,428    28,928    13,085    16,453
  General and Administrative.............................    28,103    27,762    29,035    27,765    34,590    14,712    20,490
  Nonrecurring Charge....................................       731    10,883        --        --        --        --   125,520(1)
                                                           --------  --------  --------  --------  --------  --------  --------
    Total Operating Expense..............................   167,566   180,271   193,381   218,625   279,181   126,316   280,153
                                                           --------  --------  --------  --------  --------  --------  --------
Operating Income (Loss)..................................    12,138    (2,496)   21,573    32,166    48,020    19,534   (89,908)
Other Income (Expense), Net..............................      (133)   (1,263)     (553)     (669)   (1,031)       73    (1,026)
                                                           --------  --------  --------  --------  --------  --------  --------
Net Income (Loss) Before Provision (Credit) for Income
 Taxes...................................................    12,005    (3,759)   21,020    31,497    46,989    19,607   (90,934)
Provision (Credit) for Income Taxes......................     3,811    (1,312)    7,262    12,678    18,830     7,844   (36,373)
                                                           --------  --------  --------  --------  --------  --------  --------
Net Income (Loss)........................................  $  8,194  $ (2,447) $ 13,758  $ 18,819  $ 28,159  $ 11,763  $(54,561)
                                                           --------  --------  --------  --------  --------  --------  --------
                                                           --------  --------  --------  --------  --------  --------  --------
Fully Diluted Earnings (Loss) Per Share..................  $    .27  $   (.08) $    .43  $    .58  $    .85  $    .36  $  (1.69)
Fully Diluted Weighted Average Shares Outstanding........    29,720    28,654    32,296    32,718    33,106    32,834    32,333

                                                                              AT DECEMBER 31,
                                                              ------------------------------------------------  AT JUNE 30,
                                                                1990      1991      1992      1993      1994       1995
                                                              --------  --------  --------  --------  --------  -----------
BALANCE SHEET DATA:
Working Capital (Deficiency)................................  $ 19,254  $ 18,038  $ 18,304  $ 18,037  $ (8,719)  $(12,370)
Total Assets................................................  $127,758  $108,285  $113,842  $131,157  $233,877   $441,455
Long-Term Debt..............................................  $ 37,450  $ 20,003  $     --  $     --  $    252   $    879
Stockholders' Equity........................................  $ 28,339  $ 24,692  $ 47,727  $ 57,575  $ 91,475   $241,769

------------------------------
(1) Primarily relates to research and development purchased from FDC which had not reached the stage of technological feasibility.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The Company's revenues represent both one-time sales revenue and recurring revenues. Software implementation fees, hardware sales and software license fees represent nonrecurring components of revenue. Software maintenance fees, monthly service fees and outsourcing services fees represent recurring revenues.

    Information systems are marketed under equipment purchase and software license agreements, as well as service agreements. Hardware revenue is recognized at the time of delivery, and software license fees are recognized either when the software is installed or, for packaged software, upon shipment. Implementation fees are recognized as the work is performed or on a percentage-of-completion basis. Software maintenance and support agreements are marketed under annual and multi-year renewable agreements. Maintenance and support revenue is generally billed annually and recognized ratably over the period. Fees for outsourcing services are either recognized monthly as the work is performed or on a percentage-of-completion basis.

    The Company capitalizes research and development costs incurred from the point of technological feasibility to the point of general availability and amortizes those costs using the straight-line method based on estimated useful lives of three years.

    The Company grows its business through the development of new products, the expansion of its service capabilities and the addition of new customers. A substantial portion of its recent growth has resulted from acquisitions of companies which expanded the HBOC product lines and enhanced its installed customer base.

    The following table outlines these acquisitions:

                                                    AGGREGATE PURCHASE
        DATE               ACQUIRED COMPANY               PRICE                    PRIMARY SIGNIFICANCE
--------------------  ---------------------------  --------------------  ----------------------------------------
June 1993             Biven Software, Inc.         $2 million            Managed care applications
December 1993         Data-Med Computer Services   $5.2 million(1)
                       Limited                                           Installed base of 100 hospitals in U.K.
May 1994              IBAX Healthcare Systems      $44 million           Series 4000 product line with presence
                                                                          in the IBM AS/400 market; installed
                                                                          base of 475 hospitals
September 1994        Serving Software, Inc.       $48 million(2)        Healthcare enterprise patient and
                                                                          resource scheduling software
December 1994         Care 2000, Inc.              $1.5 million          Specialty in case management
                                                                          methodologies
February 1995         Advanced Laboratories        $7 million, net of    Laboratory software for the healthcare
                       Systems, Inc.                cash acquired         and commercial marketplace
June 1995             Health Systems Group of      $200.6 million(3)
                       First Data Corporation                            Installed base of 500 hospitals
July 1995             Pegasus Medical, LTD         $8 million and up to  Electronic patient record for the
                                                    $7 million            physician's office designed to support
                                                    contingent payment    the clinical process across the
                                                                          continuum of care
Fourth Quarter 1995   CliniCom Incorporated        To be determined(4)   Bedside acute care clinical information
(Estimated)                                                               systems

------------------------
(1) Represents $5 million cash and shares of Common Stock, valued at closing at $200,000.
(2) Accounted for as a pooling of interests. Represents value at closing of 1,479,029 shares of Common Stock.

(3) Represents $600,000 cash and 4 million shares of Common Stock valued at $200 million based on the ten day average of the closing prices of the Common Stock immediately prior to closing.
(4) To be accounted for as a pooling of interests. To be determined based on value of .4 of a share of Common Stock to be issued for each of the approximately 8,660,000 shares of outstanding common stock of CliniCom.

RESULTS OF OPERATIONS

    The following table presents, as a percent of revenue, certain categories included in the Company's consolidated statements of income for the periods indicated:

                                                                                 SIX MONTHS
                                                           YEAR ENDED               ENDED
                                                          DECEMBER 31,            JUNE 30,
                                                    ------------------------   ---------------
                                                     1992     1993     1994     1994     1995
                                                    ------   ------   ------   ------   ------
Revenue...........................................    100%     100%     100%     100%     100%
Operating Expense:
  Cost of Operations..............................     55%      53%      53%      55%      48%
  Marketing.......................................     12%      14%      13%      13%      14%
  Research and Development........................      9%       9%       9%       9%       9%
  General and Administrative......................     14%      11%      10%      10%      11%
  Nonrecurring Charge.............................     --       --       --       --       65%
                                                    ------   ------   ------   ------   ------
Operating Income (Loss)...........................     10%      13%      15%      13%     (47%)
                                                    ------   ------   ------   ------   ------
Net Income (Loss).................................      6%       8%       9%       8%     (29%)
                                                    ------   ------   ------   ------   ------
                                                    ------   ------   ------   ------   ------

    COMPARISON OF SIX MONTHS ENDED JUNE 30, 1995 AND 1994

    The Company's revenue grew to $190.2 million for the first six months of 1995 from $145.9 million for the comparable prior year period as a result of increased sales of the Pathways 2000 product group and HBOC's core transaction systems and the Company's merger and acquisition activity. The Company's acquisitions have increased revenue by enhancing the Company's product offerings as well as expanding the customer base in which to sell its products.

    Support and maintenance revenue increased 91% for the six-month period compared to the same period of 1994 and was the source of approximately 29% of the Company's revenue compared to approximately 20% a year ago. The increase in support and maintenance revenue is a result of having more installed customers.

    Software license fee revenue grew 29% for the 1995 six-month period, largely due to Pathways 2000. Also contributing to the growth in license fee revenue was the Serving Software Group, which has introduced its Pathways Healthcare Scheduling product to the market; however, HBOC continues to derive a large portion of its software license fee revenue from the STAR and TRENDSTAR products.

    Implementation services revenue grew 29% for the six-month period compared to the same period last year. The increase was a result of the addition of the Series product line and continued increases in implementation services for all current business units.

    Cost of operations were $91.3 million in the first six months of 1995 as compared to $78.9 million in the comparable prior year period, but dropped to 48% of revenue for the six-month period compared to 54% for the same period in 1994. Cost of operations expense increased at a rate significantly slower than the rate of revenue growth primarily due to a shift in the Company's software, services and hardware revenue mix, a low salary growth rate resulting from streamlining within the implementation organization, and a decrease in the use of consultants and third-party contractors.

    Marketing expense increased to $26.4 million or 14% of revenue for the first six months of 1995 as compared to $19.6 million or 13% of revenue for the first six months of 1994. Salary, travel and commission expense have increased due to a larger sales force and higher sales volume.

    Research and development ("R&D") expense increased to $16.5 million from $13.1 million but remained constant at 9% of revenue for the six-month periods of both 1995 and 1994. Salary expense increased, while consulting expense decreased as HBOC brought almost all of its development expertise in-house. The R&D capitalization rate was 25% for the 1995 six-month period compared to 26% for the comparable 1994 period. HBOC continues to work to enhance existing products and bring additional Pathways 2000 products to the point of general availability.

    General and administrative expense increased to $20.5 million or 11% of revenue for the first six months of 1995 from $14.7 million or 10% of revenue for the first six months of 1994. The increases were primarily due to increased depreciation and amortization expense resulting from a larger fixed asset base and increased intangible asset amortization related to the acquisitions and higher expense for incentive programs such as the Company-wide gainsharing program.

    The $126 million nonrecurring charge primarily related to the acquisition of HSG, now the Charlotte Product Group, and resulted in an operating loss of $90 million for the six-month period ended June 30, 1995. Before adjusting for the impact of this nonrecurring charge, operating income increased 82% for the six-month period compared to the same period in 1994. Operating income as a percent of revenue before the purchased research and development charge increased to 19% from 13% for the six-month period.

    The effective tax rate remained constant at 40% for the periods presented.

    Earnings per share for the six months ended June 30, 1995, excluding the nonrecurring charge, was $.64 ($.61 fully diluted), a 78% increase over the same period in the prior year. These increases are attributable to increases in revenue of 30% for the six-month period compared to the same period in 1994 with a related increase of only 22% in operating expense, excluding the nonrecurring charge. Revenue growth was fueled primarily by increased revenue from support and maintenance, software license fees, and implementation services related to both internal growth and acquisitions.

    With the nonrecurring charge, loss per share for the six months ended June 30, 1995 was $(1.69). The nonrecurring charge of $126 million is primarily related to research and development of HSG, which at the date of acquisition had not reached technological feasibility. Also, the reported loss per share is not adjusted for the effect of stock options outstanding since the effect was anti-dilutive. Fully diluted earnings per share information, excluding the nonrecurring charge, is presented above to aid in the analysis of results.

    COMPARISON OF YEARS ENDED DECEMBER 31, 1994 AND 1993

    Revenue for 1994 of $327.2 million increased 30% over 1993 revenue of $250.8 million due to both internal growth and acquisitions. Strong software license fee revenue, growth in recurring maintenance and support contracts, heavy implementation activity and growth from new outsourcing business all contributed to overall growth. Revenue from software license fees increased 58% due primarily to increased sales of the Company's new Pathways 2000 and STAR products. The Series product line as well as the TRENDSTAR line of decision support products also contributed strongly to software revenue growth. Revenue from software maintenance and support contracts increased 69% in 1994 over 1993 due to growth in HBOC's customer base by more than 1,000 customers and as a result of the installation of additional products in the Company's existing customer base. Revenue from implementation services grew 18% as the Company's implementation teams, particularly in the Series and STAR groups, worked on the backlog of sold business. Revenue from outsourcing services grew 30%, primarily due to growth in the Company's outsourcing businesses in the United Kingdom.

    HBOC entered 1995 with a backlog consisting of future contracted outsourcing service fees which totalled $75.2 million, contracted software and hardware fees not yet delivered and installed which totalled $28.4 million, and future payments from systems sold under monthly service fee agreements totalling $11.6 million for future years. HBOC also derives a large portion of its revenue from renewable software maintenance and support contracts and from implementation services.

    Cost of operations increased to $172.9 million in 1994 from $132.8 million in 1993, but as a percent of revenue remained stable at 53% for both years. Personnel-related expense has grown as HBOC has added implementation and support staff to service its growing customer base, although cost of operations salaries as a percent of revenue have actually decreased. Software royalty expense increased as a result of Pathways Care Manager, the Company's nursing solution; Pathways Health Network Server, the Company's enterprisewide database repository; and the addition of the Series product line. Amortization expense increased as a result of higher amortization of capitalized software as new products were released and amortization of the customer lists acquired from IBAX Healthcare Systems ("IBAX"). Hardware and software maintenance expense increased primarily for support of customers' third-party business partner products.

    Marketing expense increased to $42.8 million in 1994 from $34.6 million in 1993, but as a percent of revenue decreased to 13% in 1994 from 14% in 1993. Marketing expense increased in total primarily in the area of personnel-related expense that included salaries, commissions and travel. The addition of the Series sales force drove these expenses higher.

    R&D expense as a percent of revenue remained constant at 9% in 1994 and 1993. R&D expense increased in total in 1994 primarily as a result of higher personnel-related expenses that were partially offset by a higher R&D capitalization rate. HBOC capitalized 25% of its R&D costs in 1994, up slightly from 24% in 1993. The increase in the capitalization rate reflects the effort spent bringing the Company's new suite of Pathways 2000 products to market.

                        RESEARCH AND DEVELOPMENT SUMMARY

                                                                           1993       1994
                                                                         ---------  ---------
                                                                             (DOLLARS IN
                                                                              THOUSANDS)
Total R&D Expenditures.................................................  $  30,890  $  38,608
  Less Capitalized R&D.................................................     (7,462)    (9,680)
                                                                         ---------  ---------
Reported R&D Expense...................................................  $  23,428  $  28,928
Capitalization Rate....................................................        24%        25%
                                                                         ---------  ---------
                                                                         ---------  ---------

    General and administrative expenses increased to $34.6 million in 1994 from $27.8 million in 1993 but as a percent of revenue decreased slightly in 1994. Total general and administrative expense increased, although at less than the rate of revenue growth. Assets added through the Company's acquisitions resulted in higher depreciation and amortization expense. Facilities-related expenses have increased in total due to the IBAX acquisition, but the Company is continuing to take steps to maximize productive use of space and equipment. Employee benefit expense has increased due to the growth in the number of employees.

    Total operating expense as a percent of revenue showed a downward trend, which improved operating income as a percent of revenue to 15% in 1994 from 13% in 1993.

    The effective tax rate remained stable at 40% in both 1994 and 1993.

    Weighted average shares outstanding increased between 1993 and 1994 due to shares issued under employee stock option and purchase programs and the dilutive effect of stock options outstanding.

    COMPARISON OF YEARS ENDED DECEMBER 31, 1993 AND 1992

    For 1993, revenue was $250.8 million, an increase of 17% over 1992 revenue of $215.0 million as a result primarily of increased STAR system sales and installations, the addition of outsourcing customers, continued growth in networking technology sales and increased demand for decision support software products. HealthQuest revenue decreased slightly as customers waited for new releases of several products.

    At December 31, 1993, future contracted outsourcing service fees totalled $78.6 million and contracted software license fees and hardware to be installed, as well as related subcontracted labor, totalled $30.9 million. Future payments from systems installed or to be installed under monthly service agreements provided the Company with a $23.4 million revenue base for future years as of December 31, 1993. HBOC also generated recurring revenue from software maintenance and enhancement fees.

    Cost of operations expense increased to $132.8 million in 1993 from $118.1 million in 1992 but decreased as a percent of revenue to 53% from 55% in 1992 due to the move of approximately 50 employees into marketing roles and improved productivity of implementation personnel. Hardware, personnel and consulting costs were higher in 1993 compared to 1992 due to a higher volume of installations and new outsourcing contracts.

    Marketing expense increased to $34.6 million in 1993 from $26.1 million in 1992 and increased as a percent of revenue to 14% in 1993 from 12% in 1992 as a result of the move of approximately 50 employees into marketing roles and increased commissions due to higher sales volume.

    R&D expense as a percent of revenue remained constant in 1993 and 1992. R&D expense increased in 1993 due to an increase in personnel and other expenses related to development activities. HBOC capitalized 24% of its R&D costs in 1993, which was an increase from the 1992 rate of 23%, due to new product offerings reaching the technological feasibility threshold required for capitalization.

                        RESEARCH AND DEVELOPMENT SUMMARY

                                                                           1992       1993
                                                                         ---------  ---------
                                                                             (DOLLARS IN
                                                                              THOUSANDS)
Total R&D Expenditures.................................................  $  26,230  $  30,890
  Less Capitalized R&D.................................................     (6,134)    (7,462)
                                                                         ---------  ---------
Reported R&D Expense...................................................  $  20,096  $  23,428
Capitalization Rate....................................................        23%        24%
                                                                         ---------  ---------
                                                                         ---------  ---------

    General and administrative expense decreased to $27.8 million for 1993 from $29.0 million in 1992 and also decreased as a percent of revenue compared to 1992, primarily as a result of lower salary expense, rent and bonuses due to compensation plan restructuring and expense controls.

    Total operating expense as a percent of revenue showed a downward trend, which improved operating income as a percent of revenue from 13% in 1993 to 10% in 1992.

    The effective tax rate increased to 40% in 1993 from 35% in 1992 due to deferred tax adjustments in 1992 and tax law changes in 1993.

    Weighted average shares outstanding increased between 1992 and 1993 due to shares issued under employee stock option and purchase programs and the dilutive effect of stock options outstanding.

INFLATION

    HBOC is affected by inflation through increased salaries, benefits and other operating and administrative expenses. To the extent permitted by the marketplace, the Company attempts to pass on increased costs by periodically increasing prices of products and services. Both service and software maintenance and support agreements contain clauses allowing the Company to increase fees annually to reflect changes in costs. Other products and services are generally contracted for short periods and are therefore not exposed to inflationary pressure.

LIQUIDITY AND CAPITAL RESOURCES

    During the six-month period ended June 30, 1995, HBOC generated $17 million of cash flow from operations. The Company used a net $11 million for investing activities, including the purchase of ALS, and capital expenditures. In addition, the Company used $3.6 million to reduce indebtedness and pay dividends. As a result, the Company increased its cash balance by $2.4 million to $8.2 million at June 30, 1995.

    For the year ended December 31, 1994, HBOC generated $39.4 million of cash from operating activities and $1.1 million from financing activities, and used $60.4 million in investing activities (including $42.5 million for acquisitions, net of cash acquired, $9.7 million for capitalized software development and $5.7 million for capital expenditures), resulting in a cash decrease of $20 million.

    The Company's current ratio remained constant at .9:1 at both June 30, 1995, and December 31, 1994. Current assets increased $40.3 million or 33% during the first six months of 1995, primarily due to acquisitions. The bulk of this growth came from increased receivables acquired in the acquisition of HSG. Receivables management is a key performance factor for HBOC, and management continues to focus on this area. Current liabilities increased $44 million or 33% primarily due to liabilities assumed related to the acquisition of HSG and increased accounts payable.

    The Company has access to several financing sources, including $25 million available under a revolving credit agreement and $5 million available on two lines of credit totalling $10 million, as of June 30, 1995.

    Management believes positive future cash flows from operations and access to financing sources will enable HBOC to continue to make strategic investments to enhance quality, increase efficiency and promote growth.

QUARTERLY RESULTS

    The following table sets forth certain unaudited quarterly financial data of the Company for its six most recent fiscal quarters. In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments necessary to present fairly the information set forth therein. The operating results for any quarter are not necessarily indicative of results for any future period.

                               QUARTERLY RESULTS
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                                        QUARTER ENDED,
                                        ------------------------------------------------------------------------------
                                         MARCH 31,    JUNE 30,    SEPTEMBER 30,  DECEMBER 31,    MARCH 31,   JUNE 30,
                                           1994         1994          1994           1994          1995        1995
                                        -----------  -----------  -------------  -------------  -----------  ---------
Revenue...............................   $  67,507    $  78,343     $  85,938      $  95,413     $  90,709   $  99,536
Operating Income (Loss)...............   $   8,861    $  10,673     $  13,324      $  15,162     $  15,365   $(105,273)(1)
Net Income (Loss).....................   $   5,428    $   6,335     $   7,726      $   8,670     $   9,002   $ (63,563)
Fully Diluted Earnings (Loss) Per
 Share................................   $     .17    $     .19     $     .23      $     .26     $     .27   $   (1.94)
Fully Diluted Weighted Average Shares
 Outstanding..........................      32,818       33,040        33,263         33,351        33,481      32,739

------------------------------
(1) Includes nonrecurring charge, which primarily relates to research and development purchased from FDC which had not reached the stage of technological feasibility.

                                    BUSINESS

GENERAL

    OVERVIEW

    HBOC is a leading healthcare information systems company that develops integrated patient care, clinical, financial and strategic management software solutions for healthcare providers, payers and integrated healthcare delivery systems. HBOC designs open systems solutions which facilitate the integration of clinical, financial and administrative data from a wide range of customer systems and software. The Company's broad product portfolio can be implemented on a stand-alone, combined or enterprisewide basis. HBOC's newer products offer open systems solutions that enable customers to add incremental capabilities to existing information systems, without making prior capital investments obsolete. HBOC also provides networking technologies and outsourcing services under contract management agreements whereby its staff manages and operates data centers, information systems, organizations and business offices of healthcare institutions of various sizes and structures.

    The Company markets its products and services to hospitals, integrated healthcare delivery systems, physicians' offices, managed care providers, home health providers, pharmacies and reference laboratories, and currently has one or more applications installed in approximately 2,600 of the 5,900 hospitals in the United States. The Company also sells its products and services internationally through its subsidiaries in the United Kingdom and Canada and distribution agreements in Saudi Arabia, Australia, Puerto Rico and New Zealand.

    INDUSTRY

    The  healthcare  industry  is  undergoing  significant  and  rapid   change.
Healthcare delivery costs have increased dramatically in recent years as compared to the overall rate of inflation. The growing influence of managed care has resulted in increasing pressure on participants in the healthcare system to contain costs. Accordingly, the healthcare system has migrated towards more managed care reimbursement, including discounted fee for service and capitation. Under capitation, providers are paid a pre-determined fee per individual to provide all healthcare services, thereby assuming the potential financial risks of escalating healthcare costs. In order to deliver care in a cost effective manner, providers are forming integrated healthcare delivery systems ("IHDS") to provide care across the continuum.

    IHDS are vertical networks of care providers that may include acute care hospitals, physicians, out-patient care facilities and home healthcare. The goal of IHDS is to deliver comprehensive healthcare in a cost effective manner and, accordingly, their success is dependent on effectively managing and delivering information to the caregivers. As IHDS are evolving, the demand for information services is increasing as both financial and clinical information is required across the multiple points-of-care.

    Traditionally, the hospital information systems market has been the largest segment of healthcare information services. According to Sheldon Dorenfest, a healthcare consulting company, in 1994 the healthcare industry spent approximately $8.5 billion for products and services to support automated information systems, and the growth rate is expected to continue to increase over the next several years as healthcare information expenditures are expected to rise to $13 billion by 1997. In addition to this expanding market opportunity, the demand for healthcare information systems is also increasing because hospitals and other providers are under pressure to quantify and control their costs. As a result, they are spending more of their operating budgets on systems which enable them to access such information. According to the 1995 Annual HIMSS/HP Leadership Survey, an industry survey conducted by Hewlett Packard at the Healthcare Information and Management Systems Society conference, 75% of the respondents stated that their information system investments will increase at a rate of 20% or more over the next two years.

    Healthcare information systems are evolving to meet the needs of a changing marketplace. Initially, healthcare information systems were financially oriented, focusing on the ability to capture charges and generate patient bills. As cost containment efforts have forced providers and payors to focus on their costs, manage risk and provide outcomes and quality analysis, system needs have evolved from the traditional billing information to a wider range of needs including enterprisewide systems capable of capturing and analyzing data at all points-of-care as well as data repositories to store the data. Historically, cost containment efforts have been hampered by a lack of integrated clinical and financial information. As reimbursement is shifting more toward risk sharing and capitation, providers and payers need to better manage risk by controlling costs, demonstrating quality, measuring outcomes and influencing utilization. Each of these goals requires the collection, analysis and interpretation of clinical and financial information related to the delivery of healthcare.

    The availability of a complete, timely and cost-effective patient-focused information system is essential to controlling healthcare costs while providing high quality patient care. In many cases, information necessary to provide effective patient care is located at several different sites and is not immediately available to the care giver. To implement a computerized patient-focused information system that accesses patient information in a cost-effective manner, current and historical paper records must be made available by computer to all points-of-care. In order to effectively manage information in the current healthcare environment, providers, payers and IHDS need information systems that can interface fully with existing and future systems, capture data at the point-of-care, communicate data across the continuum of care and process and store large volumes of data necessary for the development of the computer-based patient record.

STRATEGY

    HBOC's strategy is to provide a comprehensive range of computer-based information systems and services designed to meet the evolving needs of healthcare enterprises. The key elements of this strategy are to:

    LEVERAGE EXISTING CUSTOMER BASE. HBOC is a leader in the hospital information systems marketplace with one or more applications installed in approximately 2,600 of the 5,900 hospitals in the U.S. The Company expands its core customer base through its sales and marketing efforts and strategic acquisitions such as IBAX and HSG, which added 475 and 500 hospital customers, respectively. This expanded customer base offers HBOC significant opportunities to sell both additional applications of its established core product line and its new Pathways patient-centered enterprisewide solutions. In addition, the Company believes its customer relationships and familiarity with customers' existing systems should give the Company an advantage over many of its competitors in marketing applications to meet the evolving needs of these customers. The Company also seeks to further leverage its relationships with existing customers to access additional healthcare organizations throughout newly-formed IHDS.

    PROVIDE ENTERPRISEWIDE SOLUTIONS TO THE EVOLVING HEALTHCARE INDUSTRY. HBOC offers one of the broadest product lines in the healthcare information systems industry serving patient care, clinical, financial and strategic applications. Through its Pathways 2000 family of patient-focused enterprisewide information systems, the Company facilitates the more efficient integration of IHDS. HBOC's Pathways 2000 client server applications are designed to provide a common information infrastructure, enabling IHDS to collect, manage and disseminate clinically oriented information organized on the basis of a patient's entire history of care. The Pathways product line provides the capability to create longitudinal computerized patient records as well as connectivity along the entire continuum of care, enabling users to access patient data from any point within an integrated delivery system.

    PROVIDE SUPERIOR INTEGRATION OF PRODUCTS AND DATA. The Company's products offer customers open systems solutions with flexibility in adding incremental capabilities, which protects the customers' capital investments. In addition, HBOC's client-server architecture facilitates integration of clinical with financial and administrative data from both HBOC and non-HBOC applications for efficient resource allocation thereby allowing its customers to benefit from price/performance advances. The Company believes that these features will be of key significance to healthcare organizations as they face industry consolidation and evolve as part of integrated delivery systems.

    EXPAND  INTO NEW MARKETS.  The  Company strives to establish premier product brand-name recognition in new markets that provide business critical applications in every essential care setting and the payer marketplace. The Company believes that as the healthcare industry decentralizes, management information requirements at the point-of-care will increase. HBOC is developing or has acquired client server applications to meet these needs in the physician's office, home health market, reference lab and the payer market, all of which are scheduled to be available in 1995 or early 1996.

    CONTINUE PRODUCT DEVELOPMENT. HBOC believes that a key to implementing each of its growth strategies is an ongoing focus on research and development to ensure its product offerings will continue to meet the evolving needs of its existing and potential customer base. The Company's research efforts focus on enhancements of existing product offerings as well as new product development. In developing its products, HBOC's strategy is to ensure its information systems are highly flexible, quickly adaptable and can serve the information access needs of the increasingly broad range of users. HBOC's product developers use state-of-the-art application development tools such as program generators, artificial intelligence and expert systems which decrease development time and lower the cost of new products. While the Company's efforts focus primarily on internal research and development of new products, the Company has made and continues to explore strategic acquisitions of developers of niche product software to complement and diversify its product portfolio.

PRODUCT SUMMARY

    The Company's offering of products and services is based on a strategic mix of applications and technologies that support the restructuring of the healthcare delivery system, backed by implementation, support and outsourcing services. This portfolio of products is organized into four areas: core applications, infrastructure applications, enterprisewide clinical practice management applications and enterprise management applications.

    CORE APPLICATIONS automate the operation of individual departments and their respective functions within the healthcare enterprise.

    INFRASTRUCTURE APPLICATIONS  are  not  limited to  a  single  department  or
function;   rather,  they  form  the  foundation  of  the  emerging  information structures of healthcare enterprises. Specific components include:

    - Interface managers that coordinate the flow of information throughout  the
      greater   system  and  allow  disparate  incompatible  source  systems  to communicate with one another as well as enterprise applications;

    - Indexing applications that organize the vast information collected about a person throughout the enterprise into a patient-centered index; allowing the patient to be tracked throughout the IHDS; and

    - Data repository applications that collect all of the information generated by source systems and organized by interface managers and patient indexes into central relational databases, thus forming the basis for the electronic medical record.

    ENTERPRISEWIDE CLINICAL PRACTICE MANAGEMENT APPLICATIONS facilitate and improve the actual practice of medicine throughout the enterprise. Examples include:

    - Point-of-care workstations that give professionals immediate access to the critical information necessary to provide better quality care;

    - Applications that make use of patient information to create protocols and care pathways; and

    - Applications that instantly register and schedule patients anywhere in the enterprise from any other point within an enterprise.

    ENTERPRISE MANAGEMENT APPLICATIONS facilitate and improve the management and operation of healthcare enterprises. These applications focus on providing caregivers with the clinical, financial, and other information necessary to improve the operation of the enterprise. Examples include utilization review and accounts receivable management, as well as managed care contracting and member management applications.

    The following table outlines the principal products in each area:

                                PRODUCT SUMMARY

                                         GENERAL      PRICE RANGE      INSTALLED
       PRODUCT             FAMILY      RELEASE DATE  (IN THOUSANDS)      BASE                   DESCRIPTION
----------------------  -------------  ------------  --------------  -------------  ------------------------------------
CORE APPLICATIONS
STAR                    STAR            Available     $150-250(1)           300     Hospital and clinical information
                                                                                     system -- UNIX/RISC-based (includes
                                                                                     patient care, laboratory,
                                                                                     radiology, pharmacy and financial)
HealthQuest             HealthQuest     Available       $200-300            230     Hospital and clinical information
                                                                                     system -- IBM mainframe-based
Series                  Series          Available       $150-250            500     Hospital and clinical information
                                                                                     system (includes patient care,
                                                                                     radiology, pharmacy and financial)
TRENDSTAR               TRENDSTAR       Available        $50(2)             650(3)  Decision support system targeted at
                                                                                     acute care hospitals
Saint, The Precision    CPG             Available      $150-1,000           400     Hospital and clinical information
 Alternative, Host                                                                   system -- UNIX/RISC-based and Host
 Based                                                                               Based

INFRASTRUCTURE
 APPLICATIONS
Health Network Server   Pathways        Available       $350-500             17     Relational database; data repository
                                                                                     for patient transactions
Interface Manager       Pathways        Available       $60-150              58     Interface engine; manages network
                                                                                     traffic; performs protocol
                                                                                     conversion and translation
Health Network          Pathways        Available       $300-500             11     Enterprisewide management system;
 Management                                                                          patient-centered data collection,
                                                                                     organization, and dissemination

ENTERPRISEWIDE
 CLINICAL PRACTICE
 MANAGEMENT
 APPLICATIONS
Care Manager            Pathways        Available      $150-1,000            34     Acute care point-of-care clinical
                                                                                     information system
Clinical Workstation    Pathways        Available      $500-2,000            11     Assimilates and presents on-line,
 -- Phases I and II                                                                  real-time clinical information to
                                                                                     physicians and other care givers
Clinical Workstation    Pathways       Q4 95/Q1 96     $500-2,000             0     Will incorporate advanced nursing
 -- Phases III and IV                                                                functions, clinical imaging, and
                                                                                     multimedia capabilities
Enterprise Scheduling   Pathways        Available       $200-500             14     On-line enterprisewide scheduling
                                                                                     system
Enterprise              Pathways          Q4 95         $200-500              0     On-line enterprisewide registration
 Registration                                                                        system
Physician Chart         Pegasus           Q1 96         $150-300              2     Physician's office computer-based
 Systems                                                                             patient record
Home Health             Home Health       Q2 96         $150-500              0     Clinical point-of-care applications
                                                                                     for the home health market

                                         GENERAL      PRICE RANGE      INSTALLED
       PRODUCT             FAMILY      RELEASE DATE  (IN THOUSANDS)      BASE                   DESCRIPTION
----------------------  -------------  ------------  --------------  -------------  ------------------------------------
ENTERPRISE MANAGEMENT
 APPLICATIONS
Enterprise Strategic-   TRENDSTAR       Available       $200-750            650(3)  Collects and presents data from
 Management                                                                          transaction and decision support
                                                                                     systems in a high-level, summary
                                                                                     form
Contract Management     Pathways        Available      $200-1,000            47     Monitors and manages multiple varied
                                                                                     contracts for providers with
                                                                                     managed care focus
Managed Care            Pathways          Q4 95        $200-1,000             1     Helps entities manage contractual
                                                                                     arrangements with providers,
                                                                                     payers, and patients
TRENDSTAR Enterprise    TRENDSTAR      Q1 96/Q3 96      $100-750              0     Enterprisewide decision support
 Information System                                                                  system; new version will be client/
                                                                                     server based and will run on Sybase
Receivables             Pathways           TBD          $100-250              0     Facilitates A/R, billing, and other
 Workstation                                                                         money management functions

------------------------------
(1) $150-250 per module. On average, customers purchase 4-5 modules. Excludes hardware (which is typically 50% of the software license fee), implementation fees (which are typically $300-400), and software maintenance fees (which approximate 15% of software license fees).
(2)  $50 per module. On average, customers purchase 3 modules.
(3) 650 represents total TRENDSTAR installed base (including Enterprise Strategic Management and TRENDSTAR).

SERVICES

    Installation and implementation services are provided for purchasers of all HBOC software products to assist with the smooth introduction of or transition to those products. HBOC also provides software maintenance and enhancement services, as well as custom programming and system modifications to meet special client requirements. Equipment maintenance services are provided through HBOC's various hardware partners.

    CONNECT TECHNOLOGY

    To support the connectivity needs of hospitals and their affiliates, the Connect Technology Group ("CTG") provides total network installation and support. In addition, CTG offers comprehensive value-added network information services that extend local and metropolitan area networks outside of the hospital to include payers, vendors, financial institutions and the Internet. All together, HBOC's networking solutions provide customers with a complete network solution for electronic access throughout a provider enterprise.

    OUTSOURCING SERVICES GROUP

    HBOC has been in the outsourcing business in the United States for more than 20 years and now offers outsourcing services in the United Kingdom as well. With the change and uncertainty engendered by healthcare reform and the resulting economic pressures, information systems outsourcing is becoming increasingly popular in the United States. Outsourcing services go beyond managing hospital data processing operations (traditionally known as facilities management) to encompass strategic management services in information systems planning, receivables management, business office administration and major system conversions.

RESEARCH AND DEVELOPMENT AND TECHNOLOGY

    The Company's product development effort applies advanced computer technology and installation methodologies to the specific information processing needs of its customers. The Company believes a substantial and sustained commitment to such research and development is important to the long-term success of the business.

    Many of the Company's products are portable to a variety of hardware platforms to protect a healthcare organization's hardware investments and enable it to benefit from price/performance advances. For example, HBOC offers a full range of its products on RISC (Reduced Instruction Set Computing) hardware using the UNIX operating system, which has very attractive price/performance characteristics. Additionally, workstation technology, via PCs, provides enhanced productivity and appeal for system users by giving them access to graphics, image processing, voice processing, multiple technologies and sophisticated user interfaces.

    The Company also offers specialized processors, utilizing client/server technology, which provide organizations with improved processing and storage for large volumes of data and specific applications, including imaging and document processing. The Company utilizes local, metropolitan and wide area networks to provide faster and more effective pathways to distribute the wider variety of data, images and recorded voice needed by image processing and client/server applications.

    Investment in software development, including both research and development expense as well as capitalized software, has increased as the Company has addressed new software applications and enhanced existing products for installed systems. In each of the last three fiscal years, the Company expensed 9% of revenue for research and development, which was approximately $29 million in 1994. The Company capitalized 25%, 24% and 23% of its research and development expenditures in 1994, 1993 and 1992, respectively. Such amounts exclude the costs associated with the Company's acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The technical concepts and codes embodied in the Company's computer programs and program documentation are not protected by patents or copyrights but constitute trade secrets that are proprietary to the Company. The Company and its subsidiaries are the owners of various registered trademarks and service marks, but such registration provides limited protection.

SALES AND MARKETING

    The Company's primary market for its products and services consists of approximately 3,000 acute care hospitals (and affiliated organizations) in the above-100 bed range of the total of approximately 5,900 hospitals in the United States. Through hospital affiliates, HBOC is increasingly marketing new products to the total healthcare enterprise including ambulatory care, physician offices, pharmacies, reference laboratories and managed care providers. Through its subsidiary HBO & Company Canada Ltd., HBOC provides products and services in Canada, where there are approximately 500 hospitals having 100 or more beds. Through its subsidiary HBO & Company (UK) Limited, the Company services the United Kingdom, where there are approximately 300 hospitals having 100 or more beds. HBOC products are also sold in other parts of the world through agreements with third parties. One or more of the Company's applications are currently installed in approximately 2,600 hospitals.

    HBOC's products and services are offered through a companywide sales organization and business units that have responsibility for research and development and customer services. HBOC's direct sales force includes over 150 salespersons. Approximately two-thirds of the sales force is dedicated to the Pathways, STAR and HealthQuest product lines. The balance includes dedicated sales forces for each of the remaining products lines.

                                   MANAGEMENT

    The following table sets forth certain information about the executive officers and directors of the Company:

           NAME                 AGE                           POSITION WITH THE COMPANY
---------------------------     ---     ---------------------------------------------------------------------
Charles W. McCall               51      Director, President and Chief Executive Officer
James A. Gilbert                46      Vice President -- General Counsel and Secretary
Jay P. Gilbertson               35      Vice President -- Finance, Chief Financial Officer, Treasurer and
                                         Assistant Secretary
Russell G. Overton              48      Senior Vice President -- Business Development
Albert J. Bergonzi              45      Executive Vice President -- Sales
John P. Crecine                 55      Director
Alfred C. Eckert III            47      Director
Holcombe T. Green, Jr.          55      Chairman of the Board
Alton F. Irby III               55      Director
Gerald E. Mayo                  63      Director
James V. Napier                 58      Director
Charles E. Thoele               59      Director
Donald C. Wegmiller             56      Director

    Charles W. McCall has served as a Director, President and Chief Executive Officer of the Company since 1991. Prior to joining the Company, he served as President and Chief Executive Officer of CompuServe, Inc., a wholly owned subsidiary of H&R Block, from 1985 to 1991. Mr. McCall is also a Director of SYMIX Systems, Inc., EIS International, Inc., WestPoint Stevens Inc. and XcelleNet, Inc.

    James A. Gilbert has served as Vice President and General Counsel since joining the Company in 1988. He has served as Secretary since 1992.

    Jay P. Gilbertson has served as Vice President -- Finance, Chief Financial Officer, Treasurer and Assistant Secretary since 1993. In 1992, Mr. Gilbertson served as Vice President -- Controller and Chief Accounting Officer. From 1988 through 1991, he served in a financial management capacity at Medical Systems Support, Inc., HBOC's hardware maintenance subsidiary sold in 1991.

    Russell G. Overton has served as Senior Vice President -- Business Development since 1992. From 1989 through 1991, he served as Vice President -- Business Development for HealthQuest Ltd. (a wholly owned subsidiary of the Company).

    Albert J. Bergonzi has served as Executive Vice President -- Sales of the Company since June 1995. Prior to that time, Mr. Bergonzi served as the Vice President and General Manager of the Company's Amherst Product Group.

    John P. Crecine has served as Chief Executive Officer of Integrated Digital Systems, Inc., a technological services company, since July 1994. He was the President of Georgia Institute of Technology from 1987 to July 1994. Dr. Crecine is a Director of Intermet Corporation. He has been a Director of the Company since 1990.

    Alfred C. Eckert III has been President of Greenwich Street Capital Partners, Inc., a private investment firm, since January 1994 and has been a Partner of Greycliff Partners, a private investment firm, since December 1991. He was a Partner of Goldman, Sachs & Co., investment bankers, from December 1984 to November 1991. Mr. Eckert is a Director of Georgia Gulf Corporation. He has been a Director of the Company since 1990.

    Holcombe T. Green, Jr. is the Chairman of the Board of Directors of the Company and has been a Director of the Company since 1987. He served in the capacity of President and Chief Executive Officer of the Company from January 1990 to January 1991. Mr. Green has served as the Chairman and Chief Executive Officer of WestPoint Stevens Inc., a textile manufacturing company, since October 1992. Mr. Green has been the Principal of Green Capital Investors, L.P., a private investment fund, since October 1987. He is also a Director of Georgia Gulf Corporation, Rhodes, Inc. and American Buildings Company.

    Alton F. Irby III has been a principal of J O Hambro Magan & Company, investment bankers, since March 1988 and has also served as Deputy Chairman since March 1994. Mr. Irby has been a Director of the Company since 1990.

    Gerald E. Mayo has served as Chairman and President of Midland Financial Services, Inc., the holding company for The Midland Life Insurance Company which is the successor to The Midland Mutual Life Insurance Company, a life insurance and annuities company, since December 1994. Mr. Mayo served the predecessor company in similar capacities for over five years. Mr. Mayo is a Director of Huntington BancShares Inc., The Columbia Gas System, Inc. and Borror Corporation. He has been a Director of the Company since 1991.

    James V. Napier has served as the Chairman of the Board of Directors of Scientific-Atlanta, Inc., a communications equipment manufacturer, since November 1992 and served as Acting Chief Executive Officer from December 1992 to July 1993. From June 1988 to October 1992, he was Chairman and President of Commercial Telephone Group, a telecommunication products company. Mr. Napier has been a private investor since August 1987. Mr. Napier is a Director of Engelhard Corporation, Intelligent Systems Corporation, Vulcan Materials Corporation, Summit Communications Group, Inc. and Rhodes, Inc. He has been a Director of the Company since 1981.

    Charles E. Thoele has been a Consultant to and a Director of Sisters of Mercy Health Systems, a not for profit healthcare system, since February 1991. From July 1986 to January 1991, he served as the Chief Operating Officer of Sisters of Mercy Health Systems. Mr. Thoele is also a Director of Transcend Services, Inc. He has been a Director of the Company since 1989.

    Donald C. Wegmiller has been President and Chief Executive Officer of Management Compensation Group/HealthCare, an executive and physician compensation consulting firm, since April 1993. He was Vice Chairman and President of HealthSpan Health Systems Corporation ("HealthSpan") from November 1992 to April 1993. From May 1987 to November 1992, he was President and Chief Executive Officer of Health One Corporation, a healthcare services company that merged with HealthSpan. Mr. Wegmiller is a Director of Medical Graphics Corporation, Possis Corporation and Minnesota Power & Light Company. He has been a Director of the Company since 1988.

                            THE SELLING STOCKHOLDER

    All of the 3,600,000 shares of Common Stock offered hereby (excluding up to 400,000 shares that may be sold by FDC, the Selling Stockholder, pursuant to the Underwriters' over-allotment option) are being sold by FDC. Such shares were issued to FDC in June 1995 in connection with the sale of HSG to the Company. See "Prospectus Summary -- Recent Acquisitions." As of the date of this Prospectus, the 4,000,000 shares of Common Stock owned by FDC represent approximately 11.1% of the outstanding Common Stock. Upon completion of this Offering, FDC will own 400,000 shares of Common Stock (representing approximately 1.1% of the outstanding Common Stock without giving effect to the CliniCom Acquisition) or no shares of Common Stock if the Underwriters' over-allotment option is exercised in full.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of  the CliniCom Acquisition,  HBOC will have  approximately
39.7 million shares outstanding all of which will be freely tradeable except (i) shares which are held by certain persons who may be deemed "affiliates" of HBOC for purposes of Rule 144; (ii) approximately 1.3 million of the approximately
3.5 million shares issuable in the CliniCom Acquisition (which CliniCom has advised HBOC will be issued to persons who may be deemed "affiliates" of CliniCom for purposes of Rule 145); and (iii) all or any portion of the 400,000 shares held by the Selling Stockholder which are not sold to the underwriters pursuant to their over-allotment option, which will continue to be "restricted securities" for purposes of Rule 144.

    The Company, the Selling Stockholder and certain of the Company's officers and directors who beneficially own in the aggregate 1,003,937 shares of Common Stock (approximately 2.5% of the outstanding Common Stock after giving pro forma effect to the consummation of the CliniCom Acquisition), have agreed that, for a period of 60 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer for sale, sell, contract to sell or otherwise dispose of any Common Stock (or any securities convertible into or exercisable or exchangeable for Common Stock) or grant any options or warrants to purchase Common Stock, except, in the case of the Company, pursuant to a registration statement on Form S-4 or S-8 or in transactions exempt from the registration requirements of the Securities Act so long as the transferee thereof agrees to the foregoing restrictions on transfer for the remainder of such 60 day period.

    In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned restricted securities for at least a two-year period (as computed under Rule 144), and any person who is an affiliate of the Company whose shares are not restricted securities, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 400,000 shares after giving effect to the CliniCom Acquisition), and (ii) the average weekly trading volume in the Common Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Commission. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and the availability of current information about the Company. A person (or persons whose shares are aggregated) who is not deemed an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned shares for at least a three-year period (as computed under Rule 144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations and other conditions described above. Under Rule 145 as currently in effect, former affiliates of CliniCom are free to publicly resell their shares in accordance with the provisions of Rule 144, other than the two-year holding period requirement.

    The persons who may be deemed "affiliates" of CliniCom have been granted certain registration rights with respect to their shares as has the Selling Stockholder with respect to the balance, if any, of its shares which remain unsold after completion of the Offering.

    Sales, or the availability for sale, of a substantial number of the shares of Common Stock could have a significant adverse effect on the market price of the Common Stock.

                                  UNDERWRITING

    Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof, each of the underwriters named below (the "Underwriters") for whom Smith Barney Inc., Alex. Brown & Sons Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Schroder Wertheim & Co. Incorporated are acting as the Representatives (the "Representatives") has severally agreed to purchase, and the Selling Stockholder has agreed to sell to each Underwriter, Shares of Common Stock which equal the number of Shares set forth opposite the name of such underwriter below:

                                                                                              NUMBER OF
UNDERWRITER                                                                                    SHARES
-------------------------------------------------------------------------------------------  -----------
Smith Barney Inc...........................................................................
Alex. Brown & Sons Incorporated............................................................
Donaldson, Lufkin & Jenrette Securities Corporation........................................
Schroder Wertheim & Co. Incorporated.......................................................

                                                                                             -----------
    Total..................................................................................    3,600,000
                                                                                             -----------
                                                                                             -----------

    The Underwriters initially propose to offer part of the Shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part to certain dealers at a price which represents a concession not in excess of $ per Share below the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in
excess  of $         per  Share to  the other  Underwriters or  to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the Underwriters.

    The Selling Stockholder has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 400,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the Shares offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of Shares set forth opposite such Underwriter's name in the preceding table bears to the total number of Shares in such table.

    The Company, the Selling Stockholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

    The rules of the Commission generally prohibit the Underwriters from making a market in the Common Stock during the two business days prior to commencement of sales in this Offering (the "Cooling Off Period"). The Commission has, however, adopted Rule 10b-6A ("Rule 10b-6A"), which provides an exemption from such prohibition for certain passive market making transactions. Such passive market making transactions must comply with applicable price and volume limits and must be identified as passive market making transactions. In general, pursuant to Rule 10b-6A, a passive market maker must display its bid for a security at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Further, net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in a security during a specified prior period and must be discontinued when such limit is reached. Pursuant to the exemption provided by Rule 10b-6A, certain of the Underwriters and selling group members may engage in passive market making in the Common Stock during the Cooling Off Period. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail, and if commenced, may be discontinued at any time.

    The Company, the Selling Stockholder and certain of the Company's officers and directors who beneficially own in the aggregate 1,003,937 shares of Common Stock (approximately 2.5% of the outstanding Common Stock after giving pro forma effect to the consummation of the CliniCom Acquisition), have agreed that, for a period of 60 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer for sale, sell, contract to sell or otherwise dispose of any Common Stock (or any securities convertible into or exercisable or exchangeable for Common Stock) or grant any options or warrants to purchase Common Stock, except, in the case of the Company, pursuant to a registration statement on Form S-4 or S-8 or in transactions exempt from the registration requirements of the Securities Act so long as the transferee thereof agrees to the foregoing restrictions on transfer for the remainder of such 60 day period.

                                 LEGAL MATTERS

    The validity of the Shares offered hereby will be passed upon for the Company by Jones, Day, Reavis & Pogue, Atlanta, Georgia. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, New York, New York.

                                    EXPERTS

    The audited financial statements of HBOC incorporated by reference in this Registration Statement of which this Prospectus is a part, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

    With respect to the unaudited interim financial information of HBOC for the quarter ended March 31, 1994 and 1995 and the quarter and six months ended June 30, 1994 and 1995, which are also incorporated by reference herein, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate reports thereon state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

    The financial statements of the Health Systems Group of FDC at December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994 incorporated herein and in the Registration Statement of which this Prospectus is a part have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon, and are incorporated herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    The audited financial statements of CliniCom incorporated by reference in this Prospectus and elsewhere in the Registration Statement of which this Prospectus is a part, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are included in reliance upon the authority of said firm as experts in giving said report.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 --------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2
Documents Incorporated by Reference............           2
Prospectus Summary.............................           4
Risk Factors...................................           7
Pro Forma Financial Information................           9
Selected Historical Financial Information......          16
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          17
Business.......................................          23
Management.....................................          29
The Selling Stockholder........................          31
Shares Eligible for Future Sale................          31
Underwriting...................................          32
Legal Matters..................................          33
Experts........................................          33

                                3,600,000 SHARES

                              [LOGO HBO & COMPANY]
                                  COMMON STOCK

                                 --------------

                              P R O S P E C T U S

                                          , 1995

                                 --------------

                               SMITH BARNEY INC.

                               ALEX. BROWN & SONS
                                  INCORPORATED

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                            SCHRODER WERTHEIM & CO.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The expenses in connection with the offering are as follows:

ITEM                                                                                 AMOUNT*
---------------------------------------------------------------------------------  -----------
Registration fee.................................................................  $    73,018
NASD filing fee..................................................................       21,675
Blue sky fees and expenses.......................................................       20,000
Printing and engraving expenses..................................................       95,000
Legal fees and expenses..........................................................      175,000
Accounting fees and expenses.....................................................       35,000
Miscellaneous expenses...........................................................       30,307
                                                                                   -----------
    Total........................................................................  $   450,000
                                                                                   -----------
                                                                                   -----------

------------------------
* All amounts estimated except the Registration fee and the NASD filing fee.

All such expenses will be borne by the Company.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    HBO & Company's (the "Company") By-Laws (Article IX, Section 1), provide that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the Company or is or was serving at the request of the Company or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under and pursuant to any procedure specified in the General Corporation Law of the State of Delaware, as amended from time to time, against all expenses, liabilities and losses (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right that may be enforced in any manner by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or thereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under such article.

    Article IX, Section 2 of the Company's By-Laws provides that the Board of Directors may cause the Company to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

    With respect to indemnification of officers and directors, Section 145 of the Delaware General Corporation Law provides that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Under this provision of the Delaware General Corporation Law, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

    Furthermore, the Delaware General Corporation Law provides that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    In addition,  the General  Corporation Law  of Delaware  enables a  Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting a director's liability to the corporation or its stockholders for monetary damages for breaches of a director's fiduciary duty as a director. The statute provides, however, that liability for (a) breach of the director's duty of loyalty, (b) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, (c) the unlawful purchase or redemption of stock or unlawful dividends or (d) transactions from which a director derived an improper personal benefit cannot be eliminated or limited in this manner. The Company's Certificate of Incorporation contains such provisions.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits.

    Items marked with an asterisk, "*," relate to management contracts or compensatory plans or arrangements. The following exhibits are filed as part of this Registration Statement:

EXHIBIT
NUMBER                                       DESCRIPTION
------     --------------------------------------------------------------------------------
THE FOLLOWING EXHIBITS ARE INCLUDED IN THIS REGISTRATION STATEMENT:
  2    --  Form of Underwriting Agreement.
  5    --  Opinion of Jones, Day, Reavis & Pogue re validity.
 11    --  Statement re Computation of Per Share Earnings.
 23(a) --  Consent of Arthur Andersen LLP.
 23(b) --  Consent of Arthur Andersen LLP.
 23(c) --  Consent of Ernst & Young LLP.
 23(d) --  Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5).
 24    --  Power of Attorney (included in signature page).
 99    --  Subsidiaries of Registrant.

EXHIBIT
NUMBER                                       DESCRIPTION
------     --------------------------------------------------------------------------------
 The following exhibits filed with the Securities and Exchange Commission are incorporated by reference as shown below.

           ON MAY 13, 1981, AS PART OF ITS REGISTRATION STATEMENT ON FORM S-1 (REGISTRATION
            NUMBER 2-72275):
  4(a) --  Specimen forms of certificates for Common Stock of Registrant.

           ON FEBRUARY 15, 1991, AS PART OF ITS FORM S-8 (REGISTRATION NUMBER 2-75987):
 *4    --  HBO & Company 1981 Incentive Stock Option Plan, as amended.

           ON FEBRUARY 22, 1991, AS PART OF ITS FORM 8-K:
 *4    --  HBO & Company Rights Agreement.

           ON MARCH 26, 1991, AS PART OF ITS FORM S-8 (REGISTRATION NUMBER 2-92030):
 *4    --  HBO & Company Nonqualified Stock Option Plan, as amended.

           ON MARCH 27, 1991, AS PART OF ITS FORM S-8 (REGISTRATION NUMBER 33-12051):
 *4    --  HBO & Company 1986 Employee Nonqualified Stock Option Plan, as amended.

           ON AUGUST 12, 1993, AS PART OF ITS FORM S-8 (REGISTRATION NUMBER 33-67300):
 *4    --  HBO & Company 1993 Stock Option Plan for Nonemployee Directors.

           ON AUGUST 17, 1994, AS PART OF ITS FORM S-8 (REGISTRATION NUMBER 33-82960):
 *4    --  HBO & Company 1983 Employee Discount Stock Purchase Plan, as amended.

           ON AUGUST 17, 1994, AS PART OF ITS FORM S-8 (REGISTRATION NUMBER 33-82962):
 *4    --  HBO & Company 1990 Executive Incentive Plan, as amended.

           ON SEPTEMBER 15, 1994, AS PART OF ITS FORM S-8 (REGISTRATION NUMBER 33-84034):
 *4    --  1986 Incentive Stock Option Plan of Serving Software, Inc.

           ON MARCH 17, 1995, AS PART OF ITS FORM 10-K FOR THE YEAR ENDED DECEMBER 31,
            1994:
 *4    --  Chief Executive Officer Incentive Plan.

           ON MAY 9, 1995, AS PART OF ITS FORM S-8 (REGISTRATION NUMBER 33-59173):
 *4    --  HBO & Company 1986 Nonqualified Stock Option Agreement, HBO & Company 1991
            Nonqualified Stock Option Agreement 1 and HBO & Company 1991 Nonqualified Stock
            Option Agreement 2.

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on the 17th day of August, 1995.

                                          HBO & COMPANY

                                          By: /s/ CHARLES W. MCCALL
                                             -----------------------------------
                                                      Charles W. McCall
                                                     PRESIDENT AND CHIEF
                                                      EXECUTIVE OFFICER

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles W. McCall and Jay P. Gilbertson, jointly and severally, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
registration statement has been signed below by the following persons in the capacities and on the dates indicated:

           SIGNATURE                              TITLE                        DATE
--------------------------------  --------------------------------------  ---------------

     /s/ CHARLES W. MCCALL        Director, President and Chief
--------------------------------  Executive Officer (Principal            August 17, 1995
      (Charles W. McCall)         Executive Officer)

                                  Vice President -- Finance, Chief
     /s/ JAY P. GILBERTSON        Financial Officer, Treasurer and
--------------------------------  Assistant Secretary (Principal          August 17, 1995
      (Jay P. Gilbertson)         Financial Officer)

    /s/ TIMOTHY S. HEYERDAHL      Vice President -- Controller and
--------------------------------  Chief Accounting Officer (Principal     August 17, 1995
     (Timothy S. Heyerdahl)       Accounting Officer)

           SIGNATURE                              TITLE                        DATE
--------------------------------  --------------------------------------  ---------------

   /s/ HOLCOMBE T. GREEN, JR.
--------------------------------  Chairman of the Board of                August 17, 1995
    (Holcombe T. Green, Jr.)      Directors

--------------------------------  Director                                August   , 1995
       (John P. Crecine)

    /s/ ALFRED C. ECKERT III
--------------------------------  Director                                August 17, 1995
     (Alfred C. Eckert III)

     /s/ ALTON F. IRBY III
--------------------------------  Director                                August 17, 1995
      (Alton F. Irby III)

       /s/ GERALD E. MAYO
--------------------------------  Director                                August 17, 1995
        (Gerald E. Mayo)

      /s/ JAMES V. NAPIER
--------------------------------  Director                                August 17, 1995
       (James V. Napier)

     /s/ CHARLES E. THOELE
--------------------------------  Director                                August 17, 1995
      (Charles E. Thoele)

    /s/ DONALD C. WEGMILLER
--------------------------------  Director                                August 17, 1995
     (Donald C. Wegmiller)

  EXHIBIT                                             INDEX TO EXHIBITS                                            PAGE
------------  -------------------------------------------------------------------------------------------------  ---------
         2    Form of Underwriting Agreement.
         5    Opinion of Jones, Day, Reavis & Pogue re validity.
        11    Statement re computation of per share earnings.
        23(a) Consent of Arthur Andersen LLP.
        23(b) Consent of Arthur Andersen LLP.
        23(c) Consent of Ernst & Young LLP.
        23(d) Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5).
        24    Power of Attorney (included in signature page).
        99    Subsidiaries of Registrant.